EX 99.2

Velti Adds Technology and Marketing Expertise with Addition of Two New Board Members
DUBLIN, Ireland and SAN FRANCISCO, CA - August 10, 2011, Velti plc (NASDAQ: VELT), a leading mobile marketing and advertising technology provider for brands, advertising agencies, mobile operators and media, today announced that Mari Baker and Phokion Potamianos have joined its Board of Directors, effective today.
“Velti is pleased to welcome Mari Baker and Phokion Potamianos to our board of directors,” said Alex Moukas, Chief Executive Officer. “Mari is a seasoned technology expert with more than 20 years of experience in consumer and technology fields. She brings a deeply informed insight and a strategic view to the board. Phokion bolsters the board with broad technology experience and a history of helping companies achieve dramatic growth.”
Ms. Baker is the CEO of PlayFirst, a position she has held since March 2009. She was also the CEO of Navigenics from 2007 to 2009 as well as an executive-in-residence at Kleiner Perkins Caufield & Byers, which she joined in 2006. Prior to that, she was president of BabyCenter, LLC, a Johnson & Johnson company from 1999 to 2006. Under her leadership, BabyCenter became the world's leading Website for new and expectant parents, winning numerous online health awards and expanding significantly offline and internationally. Prior to her tenure with BabyCenter and Johnson & Johnson, she was a Senior Vice President at Intuit, Inc., which she joined in 1989. Mari led Quicken to grow into the number one personal finance product in the world, along with international expansion and the launch of Quicken.com. Baker also held executive positions at Now Software, Migent Software, and E.F. Hutton. Mari Baker attended Stanford University, and served on the board of trustees of Stanford University from 1996 to 2003. Baker currently serves on the board of directors of the Cozi Group after joining in 2009, and she is a member of the Young Presidents' Organization.
Mr. Potamianos was a Partner at Francisco Partners from 2005 until January 2010. Prior to that Mr. Potamianos served as Head of the UBS global semiconductor investment banking group from 2004 to 2005, with responsibilities in Europe, Asia and the Americas. Earlier in his career, he served as an Institutional Investor Ranked Research Analyst of Donaldson, Lufkin & Jenrette. Mr. Potamianos is a former Director of Numonyx Corp and and was a Director at MagnaChip Semiconductor from 2005 to 2008. From 1997 to 2000, Mr. Potamianos was a research analyst at Donaldson Lufkin & Jenrette from 1999-2000. Mr. Potamianos received his Masters of Science from the London School of Economics.
About Velti
Velti is the leading global provider of mobile marketing and advertising technology and solutions that enable brands, advertising agencies, mobile operators and media to implement highly targeted, interactive and measurable campaigns by communicating with and engaging consumers via their mobile devices. The Velti platform, called Velti mGage™, allows customers to use mobile and traditional media to reach targeted consumers, engage the consumer through the mobile Internet and applications, convert them into customers and continue to actively manage the relationship through the mobile channel. Velti is a publicly-held corporation based in Jersey, and trades on the NASDAQ Global Select Market under the symbol VELT. For more information, visit www.velti.com.
For further information, please contact:

The Blueshirt Group Mike Bishop mike@blueshirtgroup.com +1 (415) 217 4968	Velti plc Wilson W. Cheung Chief Financial Officer wcheung@velti.com
Paul W. Clausing Vice President, Finance pclausing@velti.com